Craig M. Garner	12670 High Bluff Drive
Direct Dial: +1.858.523.5407	San Diego, California 92130
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May 27, 2021	Düsseldorf	San Diego
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U.S. Securities and Exchange Commission	Milan
100 F Street N.E.	File No. 055254-0024
Washington, D.C. 20549

Re:	Bridge Investment Group Holdings Inc.

Draft Registration Statement on Form S-1

Submitted April 16, 2021

CIK No. 0001854401

Dear Ms. Livingston:

We are in receipt of the Staff’s letter dated May 13, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Bridge Investment Group Holdings Inc. (“Bridge” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

May 27, 2021

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please add a new subsection describing the interests of insiders in the various organizational transactions and in this offering, including the $75 million preoffering distribution to members of the Operating Company, including the Original Equity Owners, and the related party agreements. Please also state clearly that the Original Equity Holders, including directors and executive officers, will receive a substantial cash payment from the proceeds of this offering in connection with the sale of a portion of their LLC Interests to the Company and quantify that aggregate amount.

Bridge’s Response: In response to the Staff’s comment, the Company has revised the disclosure on 18 and 67 of the Amended Registration Statement to describe the interests of insiders in the various organizational transactions and in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 83

2.	Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Bridge’s Response: In response to the Staff’s comment, the Company has revised pages 115, 116 and 117 of the Amended Registration Statement to include a discussion of changes in financial position for each of the periods presented in its financial statements.

Fee-Earning AUM, page 90

3.

Please revise your rollforward of total fee-earning AUM to separately present changes due to market appreciation (depreciation), similar to that provided in your rollforward of AUM, or provide an explanation as to why this information is not included in the rollforward.

Bridge’s Response: The Company has revised the disclosure on page 96 of the Amended Registration Statement in response to the Staff’s comment.

Non-GAAP Financial Measures, page 97

4.

Please revise your disclosure surrounding the reconciliation of your Net Income to Total Fee Related Earnings to explain how you determine the reconciling line item for Net interest (income)/expense and realized (gain)/loss or clarify the comparable line item(s) presented on the combined statements of operations on page F-7.

Bridge’s Response: The Company has revised the disclosure on pages 107, 108, 109, 110 and 111 of the Amended Registration Statement in response to the Staff’s comment.

May 27, 2021

5.

Please revise your disclosure surrounding the reconciliation of Fee Related Revenues to reconcile, or explain the difference between, Net earnings from Bridge property operators included in the reconciliation to the comparable line item(s) on the combined statements of operations on page F-7. Please also clarify why you believe this non-GAAP measure provides useful information to investors.

Bridge’s Response: The Company has revised the disclosure on pages vi, 30, 106, 107 and 108 of the Amended Registration Statement in response to the Staff’s comment.

6.

Please revise your disclosure surrounding the reconciliation of Fee Related Expenses to quantify each of the individual reconciling items identified in the description of Fee Related Expenses on page 98, detailing how they correlate to the reconciliation on page 99, which includes only two line items: Cash-based employee compensation and benefits; and Net administrative expenses. To the extent these expenses are recognized in multiple line items on the face of the income statement, please consider disaggregating and distinguishing the adjustment into those multiple components in the related non-GAAP reconciliation. Please also clarify why you believe this non-GAAP measure provides useful information to investors.

Bridge’s Response: The Company has revised the disclosure on pages vi, 30, 107 and 108 of the Amended Registration Statement in response to the Staff’s comment.

Executive Compensation

Narrative to Summary Compensation Table

Annual Incentive Compensation, page 143

7.

Please expand your disclosure to clarify the specific impacts of COVID-19 on individual performance, the performance of the Operating Company or otherwise that resulted in the mid-year 2020 performance-based cash bonus payments being paid at 75% of target rather than the usual 100% of target level.

Bridge’s Response: The Company has revised the disclosure on page 161 of the Amended Registration Statement in response to the Staff’s comment.

General

8.

Please provide us with copies of all written Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Bridge’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, expects to present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

*********

May 27, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	J. Nolan McWilliams, Securities and Exchange Commission

Ben Phippen, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

Matthew Grant, Bridge Investment Group Holdings Inc.

Jonathan Slager, Bridge Investment Group Holdings Inc.

Adam O’Farrell, Bridge Investment Group Holdings Inc.

Chad Briggs, Bridge Investment Group Holdings Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ryan K. deFord, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

Samir A. Gandhi, Sidley Austin LLP

Bartholomew A. Sheehan, Sidley Austin LLP